UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NRX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

629444 100
(CUSIP Number)

Big Rock Partners Sponsor, LLC
2645 N. Federal Highway
Suite 230
Delray Beach, Florida 33431
(310) 734-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 May 24, 2021
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Big Rock Partners Sponsor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 655,565 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 655,565 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,565 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.22% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)
Represents shares held by Big Rock Partners Sponsor, LLC, of which Mr. Ackerman is the managing member and has sole voting and dispositive power with respect to such shares. Ms. Lori Wittman and Messrs. Michael Fong, Stuart Koenig, Albert Rex and Troy Taylor, each a former director of the Issuer, hold economic interests in Big Rock Partners Sponsor, LLC and pecuniary interests in the securities held by Big Rock Partners Sponsor, LLC. Each of Ms. Wittman and Messrs. Fong, Koenig, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(2)	Based on 53,730,162 shares of the Company’s Common Stock outstanding as of May 24, 2021.

1.	NAMES OF REPORTING PERSONS Richard Ackerman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 815,565 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 815,565 (1)(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 815,565 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Includes 655,565 shares held by Big Rock Partners Sponsor, LLC, of which Mr. Ackerman is the managing member and has sole voting and dispositive power with respect to such shares. Ms. Lori Wittman and Messrs. Michael Fong, Stuart Koenig, Albert Rex and Troy Taylor, each a former director of the Issuer, hold economic interests in Big Rock Partners Sponsor, LLC and pecuniary interests in the securities held by Big Rock Partners Sponsor, LLC. Each of Ms. Wittman and Messrs. Fong, Koenig, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(2)	Includes 160,000 shares underlying unit purchase options held by A/Z Property Partners, LLC, an entity majority owned by Mr. Ackerman.
(3)	Based on 53,730,162 shares of the Company’s Common Stock outstanding as of May 24, 2021.

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on November 21, 2018 (the “Original Schedule 13D”) on behalf of Big Rock Partners Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and the managing member of the Sponsor, Richard Ackerman. Mr. Ackerman and the Sponsor are referred to collectively herein as the “Reporting Persons”. Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1 (a). Name of Issuer
Item 1(a) is deleted in its entirety and replaced with the following text:

NRX Pharmaceuticals, Inc. (formerly Big Rock Partners Acquisition Corp.) (the “Issuer”)

Item 1 (b). Address of Issuer’s Principal Executive Offices
Item 1(b) is deleted in its entirety and replaced with the following text:

1201 N. Market Street, Suite 111, Wilmington, Delaware 19801

Item 3. Source of Funds or other Consideration.

Item 3 is deleted in its entirety and replaced with the following text:

On December 13, 2020, the Issuer entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Big Rock Merger Corp., a Delaware corporation (“Merger Sub”) and NeuroRx, Inc., a Delaware corporation (“NeuroRx”), pursuant to which Merger Sub would merge with and into NeuroRx (“Merger”), with NeuroRx being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Issuer. On May 24, 2021, the parties to the Merger Agreement completed the Merger.

Immediately prior to the Merger, the Reporting Persons beneficially held an aggregate of 497,500 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), 136,250 warrants to purchase shares of Common Stock at an initial exercise price of $11.50 per share (“Warrants”), 272,500 rights, with each right exchangeable for 1/10 of one share of Common Stock upon the consummation of an initial business combination (“Rights”), and an aggregate of $918,577.58 of promissory notes. In connection with the Merger, the Reporting Persons agreed to forfeit an aggregate of 5,435 shares of Common Stock, to change the escrow period with respect to the shares of Common Stock being held in escrow, and to certain repayment terms in connection with the promissory notes. Additionally, the Rights held by the Reporting Persons were exchanged for an aggregate of 27,250 shares of Common Stock in accordance with their terms and the Warrants became exercisable.

Additionally, A/Z Property Partners, LLC (“A/Z”) holds 100,000 unit purchase options of the Issuer (“Purchase Options”). Each Purchase Option is exercisable for one unit of the Issuer, with each unit consisting of one share of Common Stock, Right, and one-half of one Warrant.

Item 4. Purpose of the Transaction

Item 4 is deleted in its entirety and replaced with the following text:

Mr. Ackerman is a former executive officer and director of the Issuer. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the escrow described below in Item 6, to or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

 Item 5. Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Sponsor

(a) The Sponsor beneficially owns 655,565 shares of Common Stock, which includes 136,250 shares of Common Stock issuable upon the exercise of Warrants and 219,565 shares of Common Stock which are subject to escrow, as described more fully in Item 6 below. Such number of shares of Common Stock represents 1.22% of the class of securities, based on 53,730,162 shares of Common Stock, outstanding as of May 24, 2021.

(b) The number of shares as to which the Sponsor has:

(i) Sole power to vote or direct the vote: 655,565
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 655,565
(iv) Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 4, during the past 60 days the Sponsor has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Richard Ackerman
(a) Mr. Ackerman beneficially owns 815,565 shares of Common Stock, which includes (i) 136,250 shares of Common Stock issuable upon the exercise of Warrants, (ii) 219,565 shares of Common Stock which are subject to escrow, as described more fully in Item 6 below, and (iii) 160,000 shares of Common Stock issuable upon the exercise of Purchase Options held by A/Z. Such number of shares of Common Stock represents 1.51% of the class of securities, based on 53,730,162 shares of Common Stock, outstanding as of May 24, 2021.

(b) The number of shares as to which Mr. Ackerman has:

(i) Sole power to vote or direct the vote: 815,565
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 815,565
(iv) Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 4, during the past 60 days Mr. Ackerman has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Richard Ackerman is the managing member of the Sponsor and has sole voting and dispositive power of the securities held by the Sponsor. Ms. Lori Wittman and Messrs. Michael Fong, Stuart Koenig, Albert Rex and Troy Taylor, each a former director of the Issuer, hold economic interests in the Sponsor and pecuniary interests in the securities held by the Sponsor. Each of Ms. Wittman and Messrs. Fong, Koenig, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following text:

Repayment of Loans

Pursuant to the Merger Agreement and a letter agreement entered by and between the Issuer and the Reporting Persons, an aggregate of $343,858.30 of outstanding loans due to A/Z was repaid upon the completion of the Merger and the repayment of an additional $502,608.02 was deferred (“Deferred Repayment”) to June 8, 2021, provided that there are sufficient funds remaining in the Issuer’s trust fund following payments to any of the Issuer’s public stockholders who demand to convert their public shares into a pro rata portion of the trust fund. In the event that there are not sufficient funds remaining to satisfy the Deferred Repayment in full, A/Z will enter into a loan amendment with the Issuer providing that the unpaid portion of the Deferred Repayment will be converted into convertible notes of the Issuer which bear interest at three percent (3%) per annum, and may be converted from time to time, at the holder’s option, into shares of Common Stock at a price of $10.00 per share, and which mature on May 24, 2023.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.7 hereto and is incorporated by reference herein.

Sponsor Agreement

Pursuant to the Merger Agreement, on May 24, 2021, the Issuer entered into an agreement with the Sponsor and BRAC Lending Group, LLC, a lender and stockholder of the Issuer (the “Sponsor Agreement”), providing for, among other things, the forfeiture by the Sponsor of 5,435 shares of Common Stock upon the consummation of the Merger. The Sponsor Agreement provides that the Sponsor would be required to forfeit additional shares for each share of Common Stock validly redeemed by public stockholders of the Issuer in connection with the Merger, up to a maximum of 300,000 shares of Common Stock (allocated among the Sponsor and BRAC Lending Group, LLC). At the time of this Schedule 13D/A, it is not known whether additional shares will be forfeited.

Further, the Sponsor Agreement provided that, of the 219,565 shares of Common Stock owned by the Sponsor which are subject to escrow following closing of the Merger, the escrow period with espect to an aggregate of 125,000 of such shares (“Sponsor Earnout Shares”), will be tied to FDA approval of the Issuer's COVID-19 drug or its antidepressant drug regimen. In the event the earnout milestone is not achieved by the Issuer by December 31, 2022, the Sponsor Earnout Shares will be terminated and canceled by the Issuer on December 31, 2022.

The foregoing summary of the Sponsor Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.8 hereto and is incorporated by reference herein.

Stock Escrow Amendment

Pursuant to the Merger Agreement, on May 24, 2021, the Issuer, Sponsor, and other parties to an existing stock escrow agreement entered into an amendment (“Stock Escrow Amendment”), providing, among other things, for the forfeiture and cancellation of the shares required to be forfeited pursuant to the Sponsor Agreement and the amendment to the escrow period with respect to the Sponsor Earnout Shares. The Stock Escrow Amendment also amends the escrow period with respect to the remaining 94,565 shares of Common Stock held in escrow, as follows: all such shares of Common Stock held in escrow (other than the Sponsor Earnout Shares) will be released from escrow on the earlier of (i) the six-month anniversary of the completion of the Merger, (ii) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the completion of the Merger, and (iii) the date after the completion of the Merger on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

The foregoing summary of the Stock Escrow Amendment is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.9 hereto and is incorporated by reference herein.

Registration Rights Agreement

On November 20, 2017, in connection with the Issuer’s initial public offering, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017 and is incorporated by reference herein from Exhibit 10.4, which was filed with the Original Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Item 7 is amended by adding the following text:

10.7
Merger Agreement, dated as of December 13, 2020, by and among Big Rock Partners Acquisition Corp., NeuroRx, Inc., and Big Rock Merger Corp.

10.8
Sponsor Agreement, dated as of May 24, 2021, by and among Big Rock Partners Acquisition Corp., Big Rock Partners Sponsor, LLC and BRAC Lending Group, LLC.

10.9
Amendment to Stock Escrow Agreement, dated as of May 24, 2021, by and among Big Rock Partners Acquisition Corp., Big Rock Partners Sponsor, LLC, and the other parties thereto.

10.10
Form of Unit Purchase Option, dated November 20, 2017.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG ROCK PARTNERS SPONSOR LLC
Dated: May 26, 2021	By:	/s/ Richard Ackerman
Richard Ackerman, Managing Member

Dated: May 26, 2021		/s/ Richard Ackerman
Richard Ackerman